SEC File Number: 0-25005
                                                          Cusip Nos. 87942L 10 1
                                                                 and 87942L 11 9


                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: October 30,1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A______________________
________________________________________________________________________________

           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

           Full Name of Registrant: TELEHUBLINK CORPORATION
                                    -----------------------
           Former name if applicable: N/A
                                      ---------------------

           Address of Principal
           Executive Office (Street and Number): 24 NEW ENGLAND EXECUTIVE PARK
                                                 -----------------------------
                                                 BURLINGTON, MA 01803
                                                 --------------------

PART II - RULES 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b)      The subject annual report, semi-annual report,
                    transition report on Form 10-K[SB], Form 20-F, Form 11-K or
                    Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

           State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

           As a result of recent personnel changes at the Registrant's Canadian operating subsidiary, the Registrant has been unable to compile all financial and other information needed for completion of the Form 10-QSB and review of the Form by Registrant's Board of Directors by December 14, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           BRUCE W. YOUNG                (781)             229-1102
           --------------------------------------------------------------
           (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of


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

           the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
           [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
           subject report or portion thereof? [X] Yes    [ ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                             TELEHUBLINK CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 14, 1999                    /s/ DOUGLAS MILLER
                                            ------------------------
                                            Douglas Miller
                                            Vice President of Finance


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

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             TELEHUBLINK CORPORATION


                 With respect to its Form 10-QSB for the period
                             ended October 30, 1999



           As previously reported by the Registrant, in February 1999, the Registrant (formerly known as What A World!, Inc.) acquired all of the issued and outstanding capital stock of Tele Hub Link Corporation ("TeleHub"), a corporation organized under the laws of the Province of Ontario, Canada (the "TeleHub Transaction"). From May 1997 until the completion of the TeleHub Transaction, the Registrant had no operating business and served as a vehicle to effect an acquisition. During such period, the Registrant incurred corporate overhead expenses and other additional expenses in connection with funding its limited operations. Subsequent to the TeleHub Transaction, the Registrant has incurred significant additional expenses as a result of having acquired an operating business, as well as in connection with funding the ongoing development of the Registrant's business operations. Accordingly, the Registrant anticipates that it will record a loss from operations during the thirteen weeks and 39 weeks ended October 30, 1999 that is substantially in excess of the loss incurred by the Registrant during the same periods in 1998. The Registrant is in the process of determining the amount of such change in its results of operations.



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